55 Jewelers Park Drive
Neenah WI 54956
March 11, 2008
VIA EDGAR
Mr. Stephen Krikorian
Accounting Branch Chief
Mail Stop 4561
Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

RE:	Plexus Corp. Commission File No. 000-14824 Your Letter of March 6, 2008
Dear Mr. Krikorian:
     This letter responds to the comment which Commission Staff made in your letter dated March 6, 2008, addressed to Dean A. Foate, Plexus Corp.’s President and Chief Executive Officer, relating to Plexus’ fiscal 2007 Annual Report on Form 10-K and Form 8-K dated January 23, 2008. Your letter followed up on an earlier letter from your dated January 29, 2008 and our response thereto. I am answering at Mr. Foate’s request. This response is made to the comment in numbered Paragraph 1 of your March 6 letter.
Plexus response:
     Plexus notes your comment and, to the extent it is applicable, will comply with it in future filings and other disclosures covered by relevant regulations.
* * *
     We trust that you will find this letter responsive to your comment. We also believe that this will resolve the comments originally made in your letter of January 29, 2008; we would appreciate your confirmation.

     Please feel free to contact me at (920) 751-5487, Angelo M. Ninivaggi, Plexus’ General Counsel, at (920) 751-3524, or Kenneth V. Hallett of Quarles & Brady LLP, our outside counsel, at (414) 277-5345, if you have any questions or need further information.

Very truly yours, PLEXUS CORP.
By:	/s/ Ginger M. Jones
Ginger M. Jones
Vice President and Chief Financial Officer

cc:	Mr. Dean A. Foate Angelo M. Ninivaggi, Esq. Kenneth V. Hallett, Esq.